09055973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue - 11th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Wo (212) 830-4521
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Christopher J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Rowe
Notary Public, State of New York
No. 01RO6158427
Qualified in New York County
Commission Expires on January 2, 2011

Notary Public

Signature

Chairman & CEO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WILLIAMS CAPITAL GROUP, L.P.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statement	3-12

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
The Williams Capital Group, L.P.

We have audited the accompanying consolidated statement of financial condition of The Williams Capital Group, L.P. and Subsidiaries (collectively, the "Partnership") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2009

THE WILLIAMS CAPITAL GROUP, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	17,898,938
Securities owned, pledged, at fair value		13,496,139
Securities held for investment, at fair value		37,065
Receivable from clearing broker		250,000
Underwriting and other fees receivable		6,475,629
Due from affiliate		343,470
Property and equipment, net		681,226
Security deposit		347,232
Investments in private companies, at fair value		205,826
Investment in affiliate, at fair value		90,000
Other assets		268,584
	$	40,094,109
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase, at fair value	$	13,491,850
Accounts payable and accrued expenses		7,947,480
Liabilities subordinated to claims of general creditors		5,000,000
Total liabilities		26,439,330
Minority interest		81,768
Partners' capital		13,573,011
	$	40,094,109

See accompanying notes to consolidated financial statement.

1. Nature of operations

The Williams Capital Group, L.P. ("WCG") is a Delaware limited partnership. WCG is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. WCG's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital Management, LLC ("WCM"), a wholly owned subsidiary of WCG, is a Registered Investment Advisor (RIA) under the Investment Advisors Act of 1940, as amended, with the SEC, organized in January 2002 in the State of Delaware. It conducts investment advisory services for U.S. and non U.S. institutional investors. WCM has a 50% ownership interest in EH Williams Capital Management LLC and a 35% ownership interest in Williams Equity Investors, LLC ("WEI"). WEI has a 50% ownership interest in Cordova, Smart & Williams, LLC, a management company that provides investment advisory services to a private equity fund.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements include the accounts of WCG, its wholly-owned subsidiary WCM, and WEI (collectively "the Partnership"). The financial position and results of operations of WEI have been consolidated due to the ability of WCM to exhibit control over the operations of WEI. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking, and its Subsidiary is additionally involved in investment advisory, and venture capital businesses. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Partnership considers amounts held in money market accounts to be cash equivalents.

Securities Owned, Pledged at fair value

Securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. Approximately $13,496,000 of securities owned have been lent under a securities repurchase agreement, and have been reclassified accordingly.

Receivable from Clearing Broker

Receivable from clearing broker consists of a good faith deposit maintained by the Partnership with its broker.

Due from Affiliate

Amounts due from affiliate consist of advances to a related party that have no specified repayment terms.

2. Summary of significant accounting policies (continued)

Investments in Private Companies, at fair value

Investments in private companies consist of entities in which the Partnership maintains an ownership interest but does not exhibit control. In accordance with Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock," these investments are carried at cost, and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

Investment in Affiliate, at fair value

Investment in affiliate consists of an entity in which the Partnership maintains an ownership interest but does not exhibit control. In accordance with APB No. 18, this investment is carried at cost, and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	lease term	Straight-line
Office and other equipment	3 years	Straight-line

Long-Lived Assets

The Partnership accounts for long-lived assets under Statements of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires the Partnership to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Security Deposits

The security deposits are comprised of cash and a certificate of deposit which collateralize a letter of credit held by the lessor.

Transactions involving securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted resell or repurchase amounts. Any accrued interest expense on this type of transaction is included in accounts payable and accrued expenses in the accompanying consolidated statement of financial condition.

2. Summary of significant accounting policies (continued)

Securities Sold Under Agreements to Repurchase, at fair value

At December 31, 2008, securities with a market or fair value of approximately $13,496,000, which are included in securities owned, pledged in the consolidated statement of financial condition, were pledged to collateralize securities sold under agreements to repurchase.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Minority Interest

Minority interest relates to the portion of equity (net assets) of WEI not attributable, directly or indirectly, to the Partnership.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," ("SFAS 160"), which changes the accounting and reporting for minority interests. Minority interests will be re-characterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retroactively. We are currently evaluating the potential impact, if any, that the adoption of SFAS No. 160 will have on our consolidated financial statements.

Commission Income

Commission income and related expenses are recorded on a trade-date basis.

Underwriting Fees

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Allocation of Profit and Loss

Net gains and losses of the Partnership are allocated to the partners in proportion to each partner's respective ownership percentage. At December 31, 2008, the general partner owned 9.90% of the Partnership and 90.10% was owned by limited partners.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Stock-Based Compensation

The Partnership complies with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Accounting for Stock-Based Compensation (Revised)." SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period). No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

Valuation of Investments in Securities, at Fair Value – Definition and Hierarchy

The Partnership adopted the provisions of SFAS No. 157, "Fair Value Measurements", effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities, at Fair Value – Definition and Hierarchy (continued)

Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal year. The Partnership is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operation or financial position.

On October 10, 2008, the FASB issued FSP FAS No. 157-3, " Fair Value Measurements" (FSP FAS 157-3), which clarifies the application of SFAS No. 157 in an inactive market and provides an example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this standard did not have a material impact on the Partnership's consolidated results of operations, cash flows or financial positions. SFAS No. 157 requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. SFAS No. 157 is intended to enable the readers of financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Valuation Techniques

The Partnership values investments in securities owned, pledged and securities held for investment that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The Partnership values securities sold under agreements to repurchase at contracted resell or repurchase amounts.

The Partnership values investments in private companies using the equity method, whereby the investments are carried at cost and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

The Partnership values investments in unconsolidated affiliates using the equity method, whereby the investments are carried at cost and adjusted for the Partnership's proportionate share of their undistributed earnings or losses.

3. Fair value measurements

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as of December 31, 2008 :

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Cash equivalents	$ 103,158	$ -	$ -	$ 103,158
Securities owned, pledged	13,469,139			13,469,139
Securities held for investment	37,065			37,065
Investments in private companies			205,826	205,826
Investment in affiliate			90,000	90,000
	$ 13,609,362	$ -	$ 295,826	$ 13,905,188

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008 are as follows:

	Beginning Balance January 1, 2008	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Ending Balance December 31, 2008	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008
Assets					
Investments in private companies	$ -	$ -	$ 205,826	$ 205,826	$ -
Investment in affiliate	94,393		(4,393)	90,000	
	$ 94,393	$ -	$ 201,433	$ 295,826	$ -

Realized and unrealized gains and losses are included in net gain (loss) on investments in the consolidated statement of operations. There was no change in unrealized gains (losses) for the year ended December 31, 2008 for investments still held at December 31, 2008.

4. Related party transactions

The general partner of WCG is The Williams Capital Group, Inc., whose sole stockholder was a 52.21% limited partner in WCG at December 31, 2008. The stockholder of the general partner is also a salaried employee of the WCG. WCG has private equity investment with Williams Capital Money Market Fund which is run by an affiliate of WCG.

5. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

	December 31, 2008		
	Number of Units Outstanding		Weighted Average Exercise Price
Beginning of year	335,510	$	0.71
Forfeitures	-		
End of year	335,510	$	0.71

6. Liabilities subordinated to claims of general creditors

The Partnership maintains a $5,000,000 term loan agreement with a lender. At December 31, 2008, the Partnership had $5,000,000 outstanding under this facility. During the year ended December 31, 2008 the Partnership paid approximately $284,000 in interest on the subordinated debt. The note bears interest at an effective annual rate equal to the greater of the prime rate (3.25% at December 31, 2008) or the federal funds rate (0.0% at December 31, 2008) plus 1/2% per annum.

During the year ended December 31, 2008, the Partnership obtained two temporary subordinated loans from its clearing broker for $10,000,000 and $19,500,000, which matured in March 2008 and December 2008, respectively. These loans were in accordance with agreements approved by FINRA.

7. Benefit plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible to participate in the Plan upon completion of three months of service and reaching the age of twenty-one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $15,500 in calendar year 2008. The Partnership does not make a matching contribution.

8. Net capital requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership's net capital was approximately $14,298,000 which was approximately $13,839,000 in excess of its minimum requirement of approximately $459,000.

9. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Off-balance sheet risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Receivable from clearing brokers may be restricted to the extent that they serve as collateral for securities sold short. Amounts payable to brokers represent margin borrowings that are collateralized by certain marketable securities.

11. Income taxes

Federal and state income taxes have not been provided in the accompanying consolidated financial statements as the partners are individually liable for their share of federal and state income tax liabilities.

However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided for and is included in the consolidated statement of operations.

The Partnership has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

12. Commitments and Contingencies

The Partnership has entered into non-cancelable operating leases for office facilities, which contain provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are approximately as follows:

Year ending December 31,		
2009	$	683,000
2010		681,000
2011		685,000
2012		686,000
2013		665,000
Thereafter		417,000
Total minimum future rental payments	$	3,817,000

Occupancy expense for the year ended December 31, 2008 amounted to approximately $589,000.

The Partnership has been named as a defendant in several lawsuits against a number of securities dealers. While the outcome of these lawsuits cannot be predicted at this time with certainty, it is the opinion of management that the outcome will not have a material adverse effect on the consolidated financial position and results of operations of the Partnership.

13. Concentrations of credit risk

In the normal course of business, the Partnership customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. At times, the Partnership's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $100,000. In October 2008, the FDIC deposit insurance was temporarily increased to $250,000 and will remain at this amount until December 31, 2009.

14. Option plan

The Partnership has granted to certain key employees non-qualified options to purchase units of partnership interest. The options are exercisable upon an occurrence of a liquidity event (i.e. sale of Partnership Interests), or at any time with the general partner's written consent up to the number of units which the general partner permits.

Valuation of the options were based upon the net asset value of the Partnership at the time of grant. As such outstanding options have exercise prices ranging from $.03 to $1.14. All options are fully vested and generally do not expire. The Partnership will value any additional options issued using option-pricing models adjusted for the unique characteristics of these instruments.

Options are forfeited the date of the option holder's employment with the Partnership has been terminated. A summary of the Partnership's option activity follows:

December 31, 2008

	Number of Units Outstanding		Weighted Average Exercise Price
Beginning of year	335,510	$	0.71
Forfeitures	-		
End of year	335,510	$	0.71

The following table summarizes information about options outstanding at December 31, 2008:

Exercise prices	Number of Units Outstanding		Weighted Average Exercise Price
$.03 - $.78	165,000	$	0.27
$1.14	170,510		1.14
	335,510		